Exhibit 2

FOR IMMEDIATE RELEASE	5 JANUARY 2016

WPP PLC (“WPP”)

H+K Strategies acquires assets of Acertys in Canada

WPP announces that H+K Strategies, its wholly-owned global public relations and public affairs firm, has agreed to acquire substantially all the assets of Acertys INC. (“Acertys”), a leading public engagement practice in Canada.

Acertys is a leading public consultation and engagement firm in French- and English-speaking Canada. Its clients include public and private sector organizations working in the fields of urban development, real estate, transportation energy and natural resources. It will add to H+K Strategies highly successful public engagement practice in Canada. Founded in 2006, Acertys employs 13 people and is based in Montreal.

This investment continues WPP’s strategy of investing in important regions and sectors such as public relations and public affairs. In Canada, WPP companies (including associates and investments) generate revenues of almost $US 500 million and employ around 3,000 people. In North America, Group companies (including associates and investments) collectively generate revenues of over US$7 billion and employ over 27,000 people. WPP’s public relations and public affairs companies collectively generate revenues (including associates and investments) of US$2 billion and employ over 11,000 people worldwide.

Contact:
Feona McEwan, WPP	+ 44(0) 207 408 2204
Kevin McCormack, WPP	+1 (212) 632 2239